Exhibit 99.1

CyberArk Announces Strong Third Quarter 2022 Results
Subscription Portion of Annual Recurring Revenue (ARR) of $301 million; Growth of 117%
Total ARR of $512 million; Growth Accelerating to 49%
Subscription Revenue of $74.2 million; Growth of 110%
Total Revenue of $152.7 million; Growth Accelerating to 26%
Net Cash Flow from Operating Activities of $29.2 million for Nine Months Ended September 30, 2022
Full Year ARR Guidance Range Increased to a Range of $552 million to $558 million

Newton, Mass. and Petach Tikva, Israel – November 3, 2022 – CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced strong financial results for the third quarter ended September 30, 2022.

“Strong demand for our Identity Security platform centered on intelligent privilege controls continues to fuel our growth and demonstrates the durability of demand for our solutions,” said Udi Mokady, CyberArk Chairman and CEO. “Digital transformation, the adoption of Zero Trust strategies and the heightened threat landscape are pushing identity security to the top of priority lists for Chief Information Security Officers. Our execution, combined with strong secular trends, resulted in total Annual Recurring Revenue reaching $512 million with year over year growth in ARR accelerating for the third consecutive quarter to 49 percent. We also experienced the highest ever sequential increase in subscription ARR. We remain confident in our ability to deliver against our tremendous growth opportunity with strong cash flow and profitability. Given the strength of our results year to date, we are again significantly raising our full year ARR guidance to 41 percent growth at the midpoint.”

Financial Summary for the Third Quarter Ended September 30, 2022
•	Subscription revenue was $74.2 million in the third quarter of 2022, an increase of 110 percent from $35.3 million in the third quarter of 2021.
•	Maintenance and professional services revenue was $64.6 million in the third quarter of 2022, compared to $63.3 million in the third quarter of 2021.
•	Perpetual license revenue was $13.8 million in the third quarter of 2022, compared to $23.0 million in the third quarter of 2021.
•	Total revenue was $152.7 million in the third quarter of 2022, with growth accelerating to 26 percent from $121.6 million in the third quarter of 2021.
•	GAAP operating loss was $(39.3) million and non-GAAP operating loss was $(4.0) million in the third quarter of 2022.
•
GAAP net loss was $(32.7) million, or $(0.80) per basic and diluted share, in the third quarter of 2022. Non-GAAP net loss was $(2.3) million, or $(0.06) per basic and diluted share, in the third quarter of 2022.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of September 30, 2022, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the first nine months of 2022, the Company generated $29.2 million in net cash provided by operating activities.
•	As of September 30, 2022, total deferred revenue was $376.1 million, a 34 percent increase from $280.9 million at September 30, 2021.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $512 million, an increase of 49 percent from $344 million at September 30, 2021.
o
The subscription portion of ARR was $301 million, or 59 percent of total ARR at September 30, 2022. This represents an increase of 117 percent from $139 million, or 40 percent of total ARR, at September 30, 2021.

o	The Maintenance portion of ARR was $211 million at September 30, 2022, compared to $206 million at September 30, 2021.
•	Recurring revenue was $128.5 million, an increase of 44 percent from $88.9 million for the third quarter of 2021.
•	Added a strong number of new logos in the quarter, signing nearly 230 new customers during the third quarter of 2022.
•	87 percent of total license bookings were related to subscription bookings, compared to approximately 72 percent in the third quarter of 2021.

Recent Developments
•	CyberArk announces appointment of Peretz Regev as Chief Product Officer, bringing more than 20 years of senior leadership and product engineering experience to CyberArk.
•	CyberArk won the 2022 SC Award for Best Identity Management Solution, recognizing our Identity Security Platform’s leading position.
•	CyberArk publishes its Second Annual Environmental, Social and Governance (ESG) Report.

Business Outlook
Based on information available as of November 3, 2022, CyberArk is issuing guidance for the fourth quarter and full year 2022 as indicated below.

Fourth Quarter 2022:
•	Total revenue is expected to be in the range of $169.9 million and $176.9 million.
•	Non-GAAP operating income is expected to be in the range of $2.0 million to $8.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.07 to $0.20 per diluted share.
o	Assumes 45.8 million weighted average diluted shares.

Full Year 2022:
•	Total revenue is expected to be in the range of $592.5 million to $599.5 million.
•	Non-GAAP operating loss is expected to be in the range of $(24.5) million to $(18.5) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.54) to $(0.39) per basic and diluted share.
o	Assumes 40.7 million weighted average basic and diluted shares.
•	ARR as of December 31, 2022 is expected to be in the range of $552 million to $558 million, representing growth of 40 percent to 42 percent from December 31, 2021.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, November 3, 2022 at 8:00 a.m. Eastern Time (ET) to discuss the Company’s third quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2022 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net loss excluding share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, the tax effect of non-GAAP adjustments and unrealized gain from investment in private held companies.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

•
The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments, unrealized gain from investment in private held companies and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its facility exit costs, acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; the transition of the Company’s business to a subscription model that began in 2021; the Company’s sales cycles and multiple pricing and delivery models; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; an increase in competition within the Privileged Access Management and Identity Security markets; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to sell into existing and new customers and industry verticals; risks related to compliance with privacy and data protection laws and regulations; the Company’s history of incurring net losses and our ability to achieve profitability in the future; the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Operations
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Revenues:
Subscription	$35,290	$74,249	$87,071	$192,198
Perpetual license	23,041	13,790	77,064	35,385
Maintenance and professional services	63,270	64,631	187,462	194,976

Total revenues	121,601	152,670	351,597	422,559

Cost of revenues:
Subscription	6,457	12,214	17,714	32,487
Perpetual license	936	703	2,925	1,980
Maintenance and professional services	16,022	19,548	46,972	56,751

Total cost of revenues	23,415	32,465	67,611	91,218

Gross profit	98,186	120,205	283,986	331,341

Operating expenses:
Research and development	38,014	48,437	101,374	138,844
Sales and marketing	69,596	90,298	196,837	254,536
General and administrative	18,305	20,738	52,263	60,342

Total operating expenses	125,915	159,473	350,474	453,722

Operating loss	(27,729)	(39,268)	(66,488)	(122,381)

Financial income (expense), net	(3,686)	3,641	(9,747)	6,269

Loss before taxes on income	(31,415)	(35,627)	(76,235)	(116,112)

Tax benefit	2,309	2,902	9,176	7,948

Net loss	$(29,106)	$(32,725)	$(67,059)	$(108,164)

Basic loss per ordinary share, net	$(0.73)	$(0.80)	$(1.70)	$(2.67)
Diluted loss per ordinary share, net	$(0.73)	$(0.80)	$(1.70)	$(2.67)

Shares used in computing net loss
per ordinary shares, basic	39,848,343	40,834,640	39,531,960	40,488,909
Shares used in computing net loss
per ordinary shares, diluted	39,848,343	40,834,640	39,531,960	40,488,909

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2021	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$356,850	$324,533
Short-term bank deposits	369,645	323,618
Marketable securities	199,933	301,341
Trade receivables	113,211	89,346
Prepaid expenses and other current assets	22,225	22,807

Total current assets	1,061,864	1,061,645

LONG-TERM ASSETS:
Marketable securities	300,662	237,063
Property and equipment, net	20,183	22,347
Intangible assets, net	17,866	29,366
Goodwill	123,717	154,506
Other long-term assets	121,743	168,083
Deferred tax asset	47,167	72,458

Total long-term assets	631,338	683,823

TOTAL ASSETS	$1,693,202	$1,745,468

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,076	$10,416
Employees and payroll accruals	75,442	63,314
Accrued expenses and other current liabilities	23,576	35,964
Deferred revenues	230,908	288,847

Total current liabilities	340,002	398,541

LONG-TERM LIABILITIES:
Convertible senior notes, net	520,094	568,597
Deferred revenues	86,367	87,242
Other long-term liabilities	20,227	34,773

Total long-term liabilities	626,688	690,612

TOTAL LIABILITIES	966,690	1,089,153

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	104	107
Additional paid-in capital	588,937	621,316
Accumulated other comprehensive income (loss)	397	(20,621)
Retained earnings	137,074	55,513

Total shareholders' equity	726,512	656,315

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,693,202	$1,745,468

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2021	2022

Cash flows from operating activities:
Net loss	$(67,059)	$(108,164)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	10,523	11,883
Amortization of premium and accretion of discount on marketable securities, net	5,593	3,976
Share-based compensation	68,774	88,593
Deferred income taxes, net	(11,928)	(14,267)
Decrease in trade receivables	11,681	23,865
Amortization of debt discount and issuance costs	13,285	2,234
Increase in prepaid expenses, other current and long-term assets and others	(14,049)	(16,988)
Increase in trade payables	1,628	509
Increase in short-term and long-term deferred revenues	38,353	58,814
Increase (decrease) in employees and payroll accruals	3,385	(16,285)
Decrease in accrued expenses and other current and long-term liabilities	(5,883)	(4,959)

Net cash provided by operating activities	54,303	29,211

Cash flows from investing activities:
Proceeds from (investment in) short and long term deposits, net	(73,832)	43,585
Investment in marketable securities and other	(221,347)	(318,566)
Proceeds from sales and maturities of marketable securities	170,511	256,899
Purchase of property and equipment	(7,187)	(8,778)
Payments for business acquisitions, net of cash acquired	-	(41,285)

Net cash used in investing activities	(131,855)	(68,145)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	4,498	(811)
Proceeds from exercise of stock options	9,608	1,729
Proceeds in connection with employees stock purchase plan	-	12,322
Payments of contingent consideration related to acquisitions	-	(1,578)

Net cash provided by financing activities	14,106	11,662

Decrease in cash, cash equivalents and restricted cash	(63,446)	(27,272)

Effect of exchange rate differences on cash, cash equivalents and restricted cash	(788)	(5,045)

Cash, cash equivalents and restricted cash at the beginning of the period	500,044	356,850

Cash, cash equivalents and restricted cash at the end of the period	$435,810	$324,533

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Net cash provided by operating activities	$4,801	$18,481	$54,303	$29,211
Less:
Purchase of property and equipment	(2,862)	(4,618)	(7,187)	(8,778)

Free cash flow	$1,939	$13,863	$47,116	$20,433

GAAP net cash used in investing activities	(2,068)	(72,380)	(131,855)	(68,145)
GAAP net cash provided by (used in) financing activities	6,648	(1,602)	14,106	11,662

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Gross profit	$98,186	$120,205	$283,986	$331,341
Plus:
Share-based compensation (1)	2,984	4,030	7,991	10,962
Amortization of share-based compensation capitalized in software development costs (3)	65	88	172	264
Amortization of intangible assets (2)	1,277	1,639	3,833	4,339

Non-GAAP gross profit	$102,512	$125,962	$295,982	$346,906

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Operating expenses	$125,915	$159,473	$350,474	$453,722
Less:
Share-based compensation (1)	23,358	27,712	60,783	77,631
Amortization of intangible assets (2)	175	154	523	458
Acquisition related expenses	-	1,653	-	2,244
Facility exit and transition costs	-	-	760	-

Non-GAAP operating expenses	$102,382	$129,954	$288,408	$373,389

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Operating loss	$(27,729)	$(39,268)	$(66,488)	$(122,381)
Plus:
Share-based compensation (1)	26,342	31,742	68,774	88,593
Amortization of share-based compensation capitalized in software development costs (3)	65	88	172	264
Amortization of intangible assets (2)	1,452	1,793	4,356	4,797
Acquisition related expenses	-	1,653	-	2,244
Facility exit and transition costs	-	-	760	-

Non-GAAP operating income (loss)	$130	$(3,992)	$7,574	$(26,483)

Reconciliation of Net Loss to Non-GAAP Net Income (loss):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Net loss	$(29,106)	$(32,725)	$(67,059)	$(108,164)
Plus:
Share-based compensation (1)	26,342	31,742	68,774	88,593
Amortization of share-based compensation capitalized in software development costs (3)	65	88	172	264
Amortization of intangible assets (2)	1,452	1,793	4,356	4,797
Acquisition related expenses	-	1,653	-	2,244
Facility exit and transition costs	-	-	760	-
Amortization of debt discount and issuance costs	4,467	746	13,285	2,234
Unrealized Gain from investment in private held companies	-	(324)	-	(324)
Taxes on income related to non-GAAP adjustments	(5,651)	(5,307)	(18,637)	(14,629)

Non-GAAP net income (loss)	$(2,431)	$(2,334)	$1,651	$(24,985)

Non-GAAP net income (loss) per share
Basic	$(0.06)	$(0.06)	$0.04	$(0.62)
Diluted	$(0.06)	$(0.06)	$0.04	$(0.62)

Weighted average number of shares
Basic	39,848,343	40,834,640	39,531,960	40,488,909
Diluted	39,848,343	40,834,640	40,609,680	40,488,909

 (1) Share-based Compensation:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022

Cost of revenues - Subscription	$216	$634	$544	$1,527
Cost of revenues - Perpetual license	54	42	168	103
Cost of revenues - Maintenance and Professional services	2,714	3,354	7,279	9,332
Research and development	5,591	6,983	14,878	19,787
Sales and marketing	10,856	13,654	27,620	37,415
General and administrative	6,911	7,075	18,285	20,429

Total share-based compensation	$26,342	$31,742	$68,774	$88,593

 (2) Amortization of intangible assets:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2022	2021	2022

Cost of revenues - Subscription	$1,111	$1,598	$3,311	$4,231
Cost of revenues - Perpetual license	166	41	522	108
Sales and marketing	175	154	523	458

Total amortization of intangible assets	$1,452	$1,793	$4,356	$4,797

(3) Classified as Cost of revenues - Subscription.